Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934

Subject Company: Merrill Lynch & Co., Inc.
(Commission File No. 001-07182)
The following letter appears in the November/December 2008 issue of Merrill Lynch Advisor Magazine.
Wealth of Advice |
D URING MY 25 YEARS IN FINANCIAL services, I have experienced my share of long-running bull markets and white-knuckle bear markets, and a few recessions as well. Still, there has never been a market under as much stress as the one the world faces today.
At critical economic junctures like this one, the lessons of history offer invaluable perspective, to guide you through uncertain markets and, ultimately, help you invest with more confidence. Merrill Lynch offers its clients a principled, long-term approach to protecting and building wealth. It’s an approach based on your Financial Advisor’s strong understanding of your personal needs, and it’s bolstered by our world-class research and insights.
     The breadth of our advice and market knowledge informs this issue of Advisor magazine. At a point where many investors have an urgent need for a fresh, objective point of view, our article “Blueprint for the Bear Market” helps to make sense of the current economic climate and points out a number of global opportunities. And with new leadership coming to Washington, our story “Tax Strategies for an Election Year” explores some of the many ways you can prepare your portfolio for what will certainly be a period of change.
     In the financial services industry, we’ve experienced our share of change as well, most notably in the sweeping consolidation on Wall Street. In this environment, Merrill Lynch wanted a partner with complementary strengths, and I am convinced that we have found that partner in Bank of America. This decision is in the best interest of our clients, our company and our shareholders, and when the transaction is completed it will create one of the world’s most powerful and diversified financial services companies.
     Strong partnerships, especially those based on trust, make all the difference in times like these. The bond between you and your Financial Advisor is one such partnership. It is not easy to remain objective and unemotional in this market environment, but working with your Financial Advisor can help you stay focused on your long-term goals and—as we ultimately turn the corner—position you to take advantage of the opportunities ahead.

           Bob McCann
           Vice Chairman and President
           Global Wealth Management

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In connection with the proposed merger, Bank of America Corporation (“Bank of America”) has filed with the Securities and Exchange Commission (the “SEC”), along with other relevant documents, a Definitive Registration Statement on Form S-4 that includes a joint proxy statement of Bank of America and Merrill Lynch & Co., Inc. (“Merrill Lynch”) that also constitutes a prospectus of Bank of America. Bank of America and Merrill Lynch have mailed the joint proxy statement/prospectus to their respective stockholders. Bank of America and Merrill Lynch urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of the joint proxy statement/prospectus and other relevant documents filed or to be filed by Bank of America and Merrill Lynch with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Merrill Lynch’s investor relations website (www.ir.ml.com) under the heading “SEC Filings.”
Bank of America, Merrill Lynch, and their respective directors, executive officers and other employees may be engaged in a solicitation of proxies from the securityholders of Bank of America or Merrill Lynch in connection with the proposed merger. At the commencement of a proxy solicitation, Bank of America, Merrill Lynch and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. Additional information about the interests of potential participants is included in the joint proxy statement/prospectus referred to above. You can find information about Merrill Lynch’s executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Bank of America and Merrill Lynch using the information above.